SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

THE HILLSHIRE BRANDS COMPANY

(Name of Subject Company)

THE HILLSHIRE BRANDS COMPANY

(Name of Person(s) Filing Statement)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

432589109

(CUSIP Number of Class of Securities)

Kent B. Magill, Esq.

Executive Vice President, General Counsel and Corporate Secretary

The Hillshire Brands Company

400 South Jefferson Street

Chicago, Illinois 60607

(312) 614-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Rodd M. Schreiber, Esq.

Michael A. Civale, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

155 North Wacker Drive

Chicago, Illinois 60606

(312) 407-0700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 amends and supplements the Schedule 14D-9, originally filed by The Hillshire Brands Company, a Maryland corporation, with the Securities and Exchange Commission on July 16, 2014 (as amended, the “Statement”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Except as otherwise noted below, no changes are being made to the Schedule 14D-9.

Item 4. The Solicitation or Recommendation

Item 4 is hereby amended as set forth below.

In the section entitled “Background of Offer; Reasons for Recommendation—Background of the Offer,” the thirty-seventh paragraph therein on page 20 is amended and restated in its entirety as follows:

“The revised draft merger agreement received from Pilgrim’s Pride proposed that the amount paid by Hillshire Brands as a result of the termination of the Pinnacle Merger Agreement would be capped at $163 million, which was the maximum amount contemplated by the Pinnacle Merger Agreement, and that, if the merger agreement with Pilgrim’s Pride was terminated under certain circumstances, Hillshire Brands would pay to Pilgrim’s Pride a termination fee equal to 4% of Hillshire Brands’ equity value and, in a broader set of circumstance than had been proposed by Hillshire Brands in the initial draft of the merger agreement as well as a broader set of circumstances than had been proposed by Tyson in the revised merger agreement received from Tyson to date, would pay Pilgrim’s Pride the Pinnacle Reimbursement Fee. The draft merger agreement also contemplated certain additional circumstances of termination in which Hillshire Brands would be required to pay the Pinnacle Reimbursement Fee but not the 4% termination fee, which circumstances were broader than those proposed by Tyson in the revised merger agreement received from Tyson to date. The broader set of circumstances (as compared to the Tyson offer to date and the original proposal by Hillshire Brands) under which Hillshire Brands would be required to pay the Pinnacle Reimbursement Fee under the proposed merger agreement from Pilgrim’s Pride included (i) if either party terminated the agreement as a result of a law or order permanently enjoining the transaction (due to a breach by Hillshire Brands of the merger agreement, any other contract or any applicable law), (ii) if Hillshire Brands terminated the agreement as a result of the expiration or termination of the tender offer without any shares having been purchased or (iii) if either party terminated the agreement at the outside date, if at such time certain of the offer conditions (including the absence of a material adverse effect on Hillshire Brands, or the material breach by Hillshire Brands of its representations, warranties or covenants in the agreement) have not been satisfied. Later that day, Pilgrim’s Pride’s counsel and Skadden, Arps discussed key terms of the draft merger agreement from Pilgrim’s Pride, including, among other things, the size of the termination fee payable by Hillshire Brands and the circumstances in which Hillshire Brands would be required to reimburse Pilgrim’s Pride for any payment by Pilgrim’s Pride of the Pinnacle Reimbursement Fee.”

In the section entitled “Background of Offer; Reasons for Recommendation—Background of the Offer,” the forty-first paragraph therein on page 21 is amended and restated in its entirety as follows:

“Later on June 8, 2014, Hillshire Brands received proposals from each of Tyson and Pilgrim’s Pride. The Tyson offer consisted of a unilaterally binding offer to acquire all of the outstanding Shares at a price of $63.00 per Share in cash, executed by Tyson and its merger subsidiary. The Pilgrim’s Pride offer consisted of a unilaterally binding offer to acquire all of the outstanding Shares at a price of $55.00 per Share in cash, executed by Pilgrim’s Pride and its merger subsidiary. The Tyson offer also provided for a termination fee equal to 3.25% of Hillshire Brands’ equity value. The Pilgrim’s Pride offer provided for a termination fee equal to 3.75% of Hillshire Brands’ equity value. Together with their unilaterally executed merger agreements, each of Tyson and Pilgrim’s Pride also submitted to Hillshire Brands financing commitment letters from the applicable financing commitment parties. The irrevocable offer letter executed by each of Tyson and Pilgrim’s Pride provided that Hillshire Brands could accept

Tyson’s offer or Pilgrim’s Pride’s offer by executing the applicable merger agreement at any time until the earlier of three days following the termination of the Pinnacle Merger Agreement and December 12, 2014, subject to the Pinnacle Merger Agreement having been terminated, or be terminated concurrently with such execution. Following submission of Tyson’s offer and Pilgrim’s Pride’s offer, representatives of Tyson and Hillshire Brands discussed certain terms in the merger agreement and disclosure schedules delivered by Tyson, including the ability of Tyson to extend the expiration of any tender offer to be launched by Tyson for the Shares and certain provisions relating to the treatment of Hillshire Brands employees.”

In the section entitled “Background of Offer; Reasons for Recommendation—Background of the Offer,” the third sentence of the forty-second paragraph therein on page 21 is amended and restated in its entirety as follows:

“Representatives of Skadden, Arps then provided a summary of the terms of the two offers, including the terms of the merger agreement contained in each case therein and noted that the key terms of the Tyson proposed merger agreement were in general comparable to, or more favorable to Hillshire Brands than, the key terms of the Pilgrim’s Pride proposed merger agreement. Representatives of Skadden, Arps then reviewed the duties of directors in connection therewith, as well as the applicable terms of the Pinnacle Merger Agreement.”

Item 6. Interest in Securities of the Subject Company

Item 6 is hereby amended as set forth below.

The sole paragraph in Item 6 is deleted in its entirety and restated to read as follows:

“Other than in the ordinary course of business in connection with grants of dividend equivalent rights to directors under the Company’s 1999 Non-Employee Director Stock Plan, as amended, the Company’s 2012 Long-Term Incentive Stock Plan, as amended, and the Company’s corresponding Compensation Policy for Non-Employee Directors, each filed as Exhibits (e)(8), (e)(6) and (e)(3) hereto, respectively, and incorporated herein by reference, and other than the grant of the Top-Up Option, no transactions with respect to the Shares have been effected by the Company or, to the knowledge of the Company, by any of its executive officers, directors, affiliates or subsidiaries during the past 60 days.”

Item 8. Additional Information

Item 8 is hereby amended as set forth below.

The section entitled “Selected Company Forecasts” is amended and supplemented as follows:

The sentence on page 42 after the fourth paragraph in the section is amended and restated in its entirety as follows:

“The Hillshire unaudited prospective financial information (including the 4Q 2014 Projections) includes the effect of Hillshire’s acquisition of Van’s, which was completed on May 15, 2014.”

The table setting forth summary selected Hillshire unaudited prospective financial information for the fiscal years ending in 2014 through 2017 prepared by Hillshire management in connection with the evaluation of the Offer and the Merger on page 42 is amended and restated in its entirety as follows:

	2014	2015	2016	2017
(in millions, except per share data)
Revenue (1)	$4,018	$4,257	$4,465	$4,692
Adjusted EBITDA (1)(2)(3)	$507	$546	$623	$656
Adjusted Net Income (1)(2)	$215	$237	$273	$300
Adjusted EPS (1)(2)	$1.72	$1.91	$2.23	$2.42
Unlevered Free Cash Flow (4)	Not computed	$181	$275	$292

Footnote (4) on page 43 that accompanies the table amended and restated immediately above is amended and restated in its entirety as follows:

“(4)	Unlevered free cash flow as presented above is a non-GAAP financial measure and is defined as Adjusted EBITDA less taxes, capital expenditures, working capital, significant items and other non-interest operating cash flows. These amounts should not be considered as alternatives to operating income or net income as a measure of operating performance or cash flow or as a measure of liquidity.”

The following information is added on page 43 immediately after the table and accompanying footnotes setting forth summary selected Hillshire unaudited prospective financial information for the fiscal years ending in 2014 through 2017 prepared by Hillshire management in connection with the evaluation of the Offer and the Merger:

“Set forth below is a reconciliation of Adjusted EBITDA, Adjusted Net Income, Adjusted EPS and Unlevered Free Cash Flow, each a non-GAAP financial measure, for the summary selected Hillshire unaudited prospective financial information for the fiscal years ending in 2014 through 2017 prepared by Hillshire management in connection with the evaluation of the Offer and the Merger:

	2014	2015	2016	2017
(in millions, except per share data)(1)
Net Income	$204	$218	$271	$300
Significant Items	$11	$19	$2	$—

Adjusted Net Income	$215	$237	$273	$300
EPS	$1.64	$1.76	$2.22	$2.42
Adjusted EPS	$1.72	$1.91	$2.23	$2.42

Operating Income	$285	$368	$454	$498
Depreciation/Amortization	$148	$152	$166	$158

EBITDA	$433	$520	$620	$656
Significant Items	$74	$26	$3	$—

Adjusted EBITDA	$507	$546	$623	$656

Adjusted EBITDA	$—	$546	$623	$656
Taxes	$—	$(139)	$(160)	$(174)
Capital Expenditures	$—	$(162)	$(177)	$(170)
Working Capital	$—	$(9)	$—	$(5)
Significant Items	$—	$(63)	$(15)	$(11)
Other Non-interest Operating Cash Flows	$—	$8	$4	$(4)

Unlevered Free Cash Flow	Not computed	$181	$275	$292

(1)	Pursuant to applicable rules, regulations, interpretations and positions of the SEC and its staff under the Securities Exchange Act of 1934, as amended, related to the presentation of non-GAAP financial information, this reconciliation was prepared by Hillshire solely for inclusion in this Statement and was not provided to the Board for purposes of considering and evaluating the Offer or to the financial advisors of Hillshire. Therefore, this reconciliation was not considered by the Board in evaluating the Offer or by the financial advisors of Hillshire in providing their respective fairness opinions. Hillshire did not provide to Tyson, either prior to, or subsequent to, the execution of the Merger Agreement, the summary selected Hillshire unaudited prospective financial information for the fiscal years ending in 2014 through 2017 for which this reconciliation was prepared.”

The following information is added immediately preceding the last paragraph of the section on page 43:

“Set forth below is a reconciliation of Adjusted Net Income and EPS – As Adjusted, each a non-GAAP financial measure, for the 4Q Projections to unadjusted Net Income and EPS projections reflecting significant items, the closest comparable GAAP measures:

	Adjusted	Significant Items	Unadjusted
(in millions, except per share data)(1)
Net Income	$33	$(14)	$19
EPS	$0.26		$0.15

(1)	Pursuant to applicable rules, regulations, interpretations and positions of the SEC and its staff under the Securities Exchange Act of 1934, as amended, related to the presentation of non-GAAP financial information, this reconciliation was prepared by Hillshire solely for inclusion in this Statement and was not provided to the Board for purposes of considering and evaluating the Offer, to the financial advisors of Hillshire, or to Tyson prior to execution of the Merger Agreement. Therefore, this reconciliation was not considered by the Board in evaluating the Offer, by the financial advisors of Hillshire in providing their respective fairness opinions or by Tyson in its due diligence review of the Company.”

The section entitled “Selected Company Forecasts—Certain Hillshire Brands Estimated Financial Information” is amended and supplemented as follows:

The table in the fourth paragraph of the section on page 44 is amended and restated in its entirety as follows:

(in millions, except per share data)	4Q 2014	FY 2014
Net Sales	$1,064.7	$4,085.4
Gross Profit	$280.5	$1,158.3
Adjusted Operating Income (1)	$76.7	$388.5
EPS – As Adjusted (1)	$0.35	$1.81

Immediately following footnote (1) to the table in the fourth paragraph of the section on page 44, the following is added:

“Set forth below is a reconciliation of Adjusted Operating Income and EPS – As Adjusted, each a non-GAAP financial measure, for the estimated financial information provided by Hillshire Brands management for 4Q 2014 and the fiscal year 2014 to Tyson to unadjusted Operating Income and EPS estimates reflecting significant items, the closest comparable GAAP measures:

	Adjusted	Significant Items	Unadjusted
(in millions, except per share data)(1)
Q4 2014
Operating Income	$76.7	$(16.0)	$60.7
EPS	$0.35		$0.23

FY 2014
Operating Income	$388.5	$(80.8)	$307.7
EPS	$1.81		$1.72

(1)	Pursuant to applicable rules, regulations, interpretations and positions of the SEC and its staff under the Securities Exchange Act of 1934, as amended, related to the presentation of non-GAAP financial information, this reconciliation was prepared by Hillshire Brands solely for inclusion in this Statement and was not provided to Tyson as part of the preliminary, estimated “flash” financial information for the fourth quarter of Hillshire Brands’ fiscal year 2014 and for the full fiscal year 2014 provided by Hillshire Brands to Tyson on July 10, 2014, subsequent to entry into the Merger Agreement.”

All three paragraphs in the section entitled “Litigation” on page 50 are deleted in their entirety and the section is restated to read as follows:

“On June 4, 2014, a putative stockholder class action complaint challenging the Pinnacle Acquisition was filed in the Circuit Court of Baltimore City, Maryland (the “Court”), captioned Bucks County Employees Retirement Fund v. Hillshire Brands Co., et al., No. 24-C-14-003492 (the “Bucks County Action”). The Bucks County Action alleged, among other things, that the individual members of the Board breached their fiduciary duties in approving the Pinnacle Acquisition.

Beginning on or around July 3, 2014, four putative stockholder class action complaints challenging the Merger and the Merger Agreement were filed in the Court, and were captioned: Cohen v. The Hillshire Brands Company, et al., No. 24-C-14-004060 (the “Cohen Action”); Kennedy v. The Hillshire Brands Company, et al., No. 24-C-14-004106 (the “Kennedy Action”); Jeweltex Manufacturing Inc. Retirement Plan v. The Hillshire Brands Company, et al., No. 24-C-14-004145 (the “Jeweltex Action”); and Wegner v. The Hillshire Brands Company, et al., No. 24-C-14-004300 (the “Wegner Action”). These four actions alleged, among other things, that the individual members of the Board breached their fiduciary duties by entering into the Merger Agreement.

On July 23, 2014, upon the joint stipulation of the parties, the Court issued orders (a) consolidating the Bucks County Action, the Cohen Action, the Kennedy Action, the Jeweltex Action and the Wegner Action under the caption, Bucks County Employees Retirement Fund, et al. v. The Hillshire Brands Company, et al., No. 24-C-14-3492 (the “Consolidated Action”); and (b) appointing interim lead counsel to plaintiffs (the “Plaintiffs”) in the Consolidated Action.

On July 24, 2014, Plaintiffs filed a consolidated putative stockholder class action complaint (the “Consolidated Complaint”), naming as defendants the individual members of the Board (the “Director Defendants”), the Company, and Tyson and Offeror (together, the “Tyson Defendants” and, collectively with the Director Defendants and the Company, the “Defendants”) and alleging, among other things, that the Director Defendants breached their fiduciary duties by entering into the Merger Agreement. The Consolidated Complaint alleges that the consideration in the Merger undervalues the Company and that the deal protection provisions in the Merger Agreement unduly favor Tyson and preclude or impede other bidders from making competing offers for the Company. The Consolidated Complaint also alleges that the Director Defendants breached their fiduciary duties by pursuing a transaction with Pinnacle, and agreeing to payment of a $163 million termination fee upon the termination of the Pinnacle Merger Agreement. The Consolidated Complaint also alleges that this Statement, as filed by the Company with the SEC on July 16, 2014, omits or mistates certain material information about the Offer and the events leading up to the Offer. The Consolidated Complaint alleges that the Tyson Defendants aided and abetted the Director Defendants’ breach of their fiduciary duties.

The Consolidated Complaint seeks declaratory relief, and recovery of the value of the Pinnacle Reimbursement Fee that Tyson, on the Company’s behalf, paid to Pinnacle. The Consolidated Complaint also seeks to enjoin the Offer or, in the event that the Offer is consummated, recover damages.

On July 25, 2014, the Plaintiffs filed motions to expedite discovery and to shorten the Defendants’ time to respond to the motion for expedited discovery. The parties to the Consolidated Action commenced expedited discovery, and therefore, on July 28, 2014, the Plaintiffs withdrew their motion.

The Defendants believe that the allegations and claims in the litigation are without merit and intend to defend them vigorously.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE HILLSHIRE BRANDS COMPANY

By:	/s/ Kent B. Magill
Name:	Kent B. Magill
Title:	Executive Vice President, General
Counsel and Corporate Secretary

Dated: July 28, 2014